U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC  20549

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

___    Check box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b)

1.  Name and Address of Reporting Person       Ray, William C.
                                               200 North Elm Street
                                               Greensboro, NC
                                               27401

2.  Issuer Name and Ticker or Trading          Network Systems
Symbol                                         International, Inc.
                                               (NESI)

3.  IRS Number of Reporting Person, if an
Entity (Voluntary)

4.  Statement for Month/Year:                  December, 1997

5.  If Amendment, Date of Original             N/A

6.  Relationship of Reporting Person to        Officer
Issuer     (Check all applicable)

7.  Individual or Joint/Group Filing           _x__ Form filed by
(Check applicable line)                        one Reporting Person
                                               ___ Form filed by
                                               more than one
                                               Reporting Person.

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1.  Title of Security                         Common Stock

2.  Transaction Date  (Month/Day/Year)        December 22, 1997

3. Transaction Code  (Instr. 8)               Code:     G
                                              V:

4.  Securities Acquired (A) or Disposed of    Amt:       10,000
(D)
                                              (A) or         D
                                              (D)
                                              Price:     $ 8.00

5.  Amount of Securities Beneficially Owned
at                                            332,385
End of Month
6.  Ownership form:  Direct (D) or Indirect   D
(I)

7.  Nature of Indirect Beneficial
Ownership:

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security                            N/A

2.  Conversion or Exercise Price of
Derivative Security

3.  Transaction Date (Month/Day/Year)

4.  Transaction Code                            Code:

                                                V:

5.  Number of Derivative Securities Acquired    (A)
(A) or Disposed of (D)
                                                (D)

6.  Date Exercisable and Expiration Date        Date
   (Month/Day/Year)                             Exer-
                                                cisable

                                                Expira-
                                                tion
                                                Date

7.  Title and Amount of Underlying Securities   Title

                                                Amount
                                                or Number
                                                of Shares

8.  Price of Derivative Security:

9.  Number of Derivative Securities
Beneficially Owned
     at End of Month:

10.  Ownership Form of Derivative Security:
Direct (D) or Indirect (I)

11.  Nature of Indirect Beneficial Ownership



/s/ William C. Ray
Signature of Reporting Person

Date:   01/05/98